FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated July 31, 2008

Commission File Number 1-15148

PERDIGÃO S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    Not applicable.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Calendar of corporate events

99.2	Release, July 10, 2008

99.3	“Management and related person negotiation—June 2008”

99.4	Extract from minutes of the 5th/2008 Ordinary Meeting of the Board of Directors, June 26, 2008

99.5	Presentation, 2nd Quarter 2008

99.6	ITR—Quarterly Information June 30, 2008

99.7	Management Report—2nd Quarter 2008

99.8	Release, July 28, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:       July 31, 2008

PERDIGÃO S.A.

By:	/s/ Leopoldo Viriato Saboya
	Name:	Leopoldo Viriato Saboya
	Title:	Financial and IR Director